BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 5 July 2012

Name of applicant:		Reed Elsevier PLC

Name of scheme:		Reed Elsevier Group plc SAYE Share Option Scheme (2003)

Period of return:	From:	1 January 2012	To:	30 June 2012

Balance of unallotted securities under scheme(s) from previous return:		561,696

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		77,354

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		484,342

Name of contact:	Marsha Watson

Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 5 July 2012

Name of applicant:		Reed Elsevier PLC

Name of scheme:		Reed Elsevier Group plc Executive Share Option Scheme (1993)

Period of return:	From:	1 January 2012	To:	30 June 2012

Balance of unallotted securities under scheme(s) from previous return:		6,632,710

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		197,811

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,434,899

Name of contact:	Marsha Watson

Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 5 July 2012

Name of applicant:		Reed Elsevier PLC

Name of scheme:		Reed Elsevier Group plc Executive Share Option Scheme (2003)

Period of return:	From:	1 January 2012	To:	30 June 2012

Balance of unallotted securities under scheme(s) from previous return:		9,097,004

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		597,256

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		8,499,748

Name of contact:	Marsha Watson

Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 5 July 2012

Name of applicant:		Reed Elsevier PLC

Name of scheme:		Reed Elsevier Group plc Long Term Incentive Share Option Scheme

Period of return:	From:	1 January 2012	To:	30 June 2012

Balance of unallotted securities under scheme(s) from previous return:		2,154,107

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,154,107

Name of contact:	Marsha Watson

Telephone number of contact:	020 7166 5653